EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Three Months Ended March 31,	Year Ended December 31
	2012	2011	2010	2009	2008	2007
Earnings available for fixed charges:
Income from continuing operations
before income taxes	$942	$4,449	$2,655	$1,682	$3,849	$3,447
Add:
Distributed earnings from equity in
unconsolidated affiliates	2	13	13	17	30	43
Fixed charges	105	384	402	361	232	222
Subtotal	1,049	4,846	3,070	2,060	4,111	3,712
Less:
Equity in earnings of unconsolidated
affiliates	4	20	20	16	50	57
Total earnings available for fixed charges	$1,045	$4,826	$3,050	$2,044	$4,061	$3,655

Fixed charges:
Interest expense	$76	$268	$308	$297	$167	$168
Rental expense representative of interest	29	116	94	64	65	54
Total fixed charges	$105	$384	$402	$361	$232	$222

Ratio of earnings to fixed charges	10.0	12.6	7.6	5.7	17.5	16.5